AIM Counselor Series Trust (Invesco Counselor Series Trust)

11 Greenway Plaza, Suite 1000

Houston, TX 77046

October 24, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust) (the “Trust”) (CIK: 0001112996) (Accession No. 0001193125-18-301760), (File No. 333-36074)

Ladies and Gentlemen:

We are filing this as notice that the filing submitted on October 18, 2018 with Accession No. 0001193125-18-301760 under EDGAR submission type “RW” was filed in error. It was filed with the wrong EDGAR submission type. The filing should have been made under EDGAR submission type “AW”. Accordingly, please disregard the erroneous filing Accession No. 0001193125-18-301760. We will refile the corrected EDGAR submission type “AW” to withdraw Post-Effective Amendment Nos. 69, 70, 72, 74, 76, 79, 80, 81, 82, 83, 84, 86, 88, 89, 90, 91, 92, 93, 94, 96, 97 and 98 relating to Class F shares of Invesco American Franchise Fund, a series of the Trust (the “Fund”).

Please contact the undersigned at (713) 214-7888 if you have any questions regarding this filing.

Very truly yours,

/s/ Peter A. Davidson

Peter A. Davidson

Assistant General Counsel